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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                    NOTIFICATION OF LATE FILING OF FORM 10-K

                                                Commission File Number 333-56903
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
(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
     For Period Ended: December 31, 1999
                      ----------------------------------------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:
                                    --------------------------------------------------------------------------------


  Read attached instruction sheet before preparing form. Please print or type.


 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Silver Cinemas International, Inc.
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Former name if applicable
                         -------------------------------------------------------------------------------------------

4004 Beltline Road, Suite 205
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Address of Principal Executive Office (Street and number)

Dallas, Texas 75244
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City, State and Zip Code
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Please see attachment.

                                     PART IV
                                OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

                   Mike Mullen                   972          503-9851
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                  (Name)                      (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
         or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                                                        [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                        [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                                Silver Cinemas International, Inc.
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                                            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 31, 2000                                By /s/ Mike Mullen
                                                         -------------------------------------------------------------
                                                         Vice President
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                                   Attachment


         The Registrant has been working with its advisors to develop a full plan to reorganize its operations and its capitalization. The development of this plan has required the Registrant to devote considerable resources, including the attention of key financial and operating personnel. This plan may materially affect the description of the Registrant's ongoing business, properties and liquidity and capital resources to be included in the Registrant's annual report on Form 10-K and has delayed the finalization of the Form 10-K. For these reasons, the Registrant has been unable to file its annual report on Form 10-K on a timely basis without unreasonable effort and expense.